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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Actel Corporation

Full Name of Registrant
Not Applicable

Former Name if Applicable

2061 Stierlin Court

Address of Principal Executive Office (Street and Number)
Mountain View, California 94043-4655

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed, a Special Committee of the Board of Directors of Actel Corporation (“Actel” or “the Company”), composed of independent directors and assisted by independent counsel, was formed to review the Company’s historical stock option grant practices and related accounting. On January 18, 2007, Actel’s management concluded that the Company’s financial statements and the related reports or interim reviews of the Company’s independent registered public accounting firm and all earnings press releases and similar communications issued by the Company for fiscal periods commencing on or after January 1, 1996, should no longer be relied upon. On January 30, 2007, the Special Committee presented its preliminary findings to the Board of Directors. The preliminary findings were described in a Current Report on Form 8-K filed by the Company on February 1, 2007. On March 9, 2007, the Special Committee delivered its final report to the Board of Directors.

Working with its independent registered public accounting firm, Ernst & Young LLP (“E&Y”), the Company is evaluating corrections to measurement dates and other related accounting issues and is quantifying the financial and tax impact of those inaccuracies and corrections. In lieu of amending its prior filings with the Securities and Exchange Commission (“SEC”) to restate financial statements, the Company intends to include in its Annual Report on Form 10-K for the year ended December 31, 2006, the comprehensive disclosure outlined in guidance posted by the SEC Chief Accountant’s Office on January 16, 2007.

As also previously disclosed, Actel has received notices from The Nasdaq Stock Market (“Nasdaq”) of Staff determinations that the Company is not in compliance with the requirement for continued listing set forth in Nasdaq Marketplace Rule 4310(c)(14), which requires listed companies to file with the SEC all required reports, and Rules 4350(e) and 4350(g), which require listed companies to hold an annual meeting of shareholders, solicit proxies, and provide proxy statements to Nasdaq. On February 16, 2007, a Nasdaq Listing Qualifications Panel granted the Company’s request for continued listing, subject to two conditions. The first condition, which has been satisfied, is that Actel provide the Nasdaq Hearings Department with a copy of its final investigatory report and/or answers to certain specific questions on or about March 16, 2007. The second condition is that the Company become current in its delinquent SEC periodic reports, file any required restatements, solicit proxies, and hold an annual shareholders’ meeting on or before May 17, 2007.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

David L. Van De Hey	(650)	318-4200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Actel has not filed its Quarterly Report on Form 10-Q for the quarter ended October 1, 2006, for the reasons discussed in Part III.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Actel Corporation
(Title of Registrant)

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 19, 2007	By	Jon A. Anderson